BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL
(650) 473-2630

WRITER’S E-MAIL ADDRESS
 pku@omm.com

October 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C.  20549

Attention: Susan Block, Attorney Advisor

Re:                                                                                    eHi Car Services Limited

CIK No. 0001517492

Response to the Staff’s Comment Letter Dated September 23, 2014

Dear Ms. Block:

On behalf of our client eHi Car Services Limited, an exempted company registered in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 23, 2014. Concurrently with the submission of this letter, the Company is publicly filing herewith its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Registration Statement (without exhibits), marked to show changes to the draft registration statement confidentially submitted to the Commission on September 10, 2014.

In accordance with the Jumpstart Our Business Startups Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 21 days after the date hereof.

Set forth below are the Company’s responses to the comments contained in the letter from the Staff dated September 23, 2014. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references to the Registration Statement where the language addressing a particular comment appears. In addition to revising the disclosure in response to the Staff’s comments, the Company has updated certain information in the Registration Statement to reflect its recent developments.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus Summary, page 1

Our competitive strengths, page 3

1.                                      We note your response to our prior comment 2 and reissue. We note your disclosure that your management team is “supported by a diversified shareholder base.” Please delete or, alternatively, provide us with objective substantiation for this statement and clarify what you mean by that statement.

In response to the Staff’s comments, the Company has revised the disclosure on pages 3 and 126 to delete the referenced sentence.

Notes to the Interim Unaudited Financial Statements

6. Property and Equipment, Net, page F-62

2.                                      We note that construction in progress has increased from RMB30,828,231 at December 31, 2012 to RMB68,399,823 at December 31, 2014 and most recently to RMB151,935,839 at June 30, 2014. We also note from your footnote of the total construction in progress balance at June 30, 2014, RMB147,229,047 is related to vehicles that are not yet placed in service as of the balance sheet date. Given the significant increase period over period of construction in progress, of which the balance is primarily comprised by newly acquired vehicles, please explain to us the reason(s) for why the newly acquired vehicles have not been placed in service and remain in construction in progress, including what is required for the assets to be readied for use. As part of your response, please tell us the timeframe from which a vehicle is acquired by you to when it is placed into service.

The Company respectfully advises the Staff that as described on pages 79, F-11 and F-56 of the draft Registration Statement, a vehicle is considered ready for its intended use when (i) the license plate for the vehicle is obtained, (ii) the vehicle is insured, and (iii) the GPS tracking devices are installed. The first two conditions must be met before a vehicle can be legally operated in China, and the third condition is required such that the asset is secured and the Company’s risk of loss with respect to that vehicle is minimized. Upon satisfying these three conditions, vehicles in the construction in progress category are transferred to property and equipment and depreciation commences thereafter. It generally takes 10 to 15 business days from the date on which a vehicle is acquired to the date on which the aforementioned conditions are met and the vehicle is placed in service. In preparation of the expected increase in demand for its car rentals and car services during the summer season, the Company purchased a batch of vehicle towards the end of June 2014, and all the vehicles purchased in this batch that were previously in construction in progress as of June 30, 2014 had been transferred to property and equipment in July 2014.

Exhibit 5.1

3.                                      Refer to Section 3.3. We note the statement “[a]ll the preferred shares in the Company will automatically convert into Class A Common Shares immediately prior to the closing of the Offering in accordance with the Pro-IPO M&A.” We note that the term “Pro-IPO M&A” is not defined. Please have counsel define or revise as applicable. We also note that this disclosure does not match with the disclosure in the prospectus which states that all preferred shares held by your existing shareholders and outstanding as of the date of the prospectus will be automatically re-designated and/or converted into Class B Common Shares on a one-for-one basis. Please have counsel reconcile his opinion with the prospectus disclosure or advise. But it appears the revised opinion should continue to address that it is Class A Common Shares that are going to be offered by the selling shareholders.

In response to the Staff’s comment, the Company’s Cayman Islands counsel has revised its draft opinion. The Company is submitting a revised draft of this opinion as Exhibit 5.1 to the Registration Statement for the Staff’s review.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call Colin Sung, Chief Financial Officer of the Company, at +86-21-2890-1111 extension 8336 or Portia Ku of O’Melveny & Myers LLP at (650) 473-2630.

Sincerely,

/s/ Portia Ku

Portia Ku
of O’MELVENY & MYERS LLP

cc:	Ray Ruiping Zhang, Chief Executive Officer and Chairman, eHi Car Services Limited
Colin Sung, Chief Financial Officer, eHi Car Services Limited
Ke Geng, O’Melveny & Myers LLP
Alan Seem, Shearman & Sterling LLP
Shuang Zhao, Shearman & Sterling LLP
Dylan Tey, PricewaterhouseCoopers Zhong Tian LLP